02048865

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Bank Minnesota, National Association
(Exact Name of Registrant as Specified in Charter)

0000072971
(Registrant CIK Number)

Form T-1 (Ex. 25) for Prime Hospitality Corp.
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report)

Pending/Applied for
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota, 2001.

Wells Fargo Bank Minnesota, National Association
(Registrant)

By: [signature]
Michael G. Slade
Corporate Trust Officer

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2000, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Board of Governors of the Federal Reserve Syste
OMB Number: 7100-0036
Federal Deposit Insurance Corporation
OMB Number: 3064-0052
Office of the Comptroller of the Currency
OMB Number: 1557-0081
Expires March 31, 2004

Federal Financial Institutions Examination Council

Please refer to page i, Table of Contents, for the required disclosure of estimated burden.

Consolidated Reports of Condition and Income for A Bank With Domestic and Foreign Offices—FFIEC 031

Report at the close of business March 31, 2002

20020331
(RCRI 9999)

This report is required by law: 12 U.S.C. §324 (State member banks); 12 U.S.C. §1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

This report form is to be filed by banks with branches and cor solidated subsidiaries in U.S. territories and possessions, Ed Agreement subsidiaries, foreign branches, consolidated forei subsidiaries, or International Banking Facilities.

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I, Karen B. Martin, Vice President
Name and Title of Officer Authorized to Sign Report

of the named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Karen B. Martin
Signature of Officer Authorized to Sign Report

4/30/02
Date of Signature

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Director (Trustee)

Director (Trustee)

Director (Trustee)

Submission of Reports

Each bank must prepare its Reports of Condition and Income either:

(a) in electronic form and then file the computer data file directly with the banking agencies' collection agent, Electronic Data Systems Corporation (EDS), by modem or on computer diskette; or
(b) in hard-copy (paper) form and arrange for another party to convert the paper report to electronic form. That party (if other than EDS) must transmit the bank's computer data file to EDS.

For electronic filing assistance, contact EDS Call Report Services, 2150 N. Prospect Ave., Milwaukee, WI 53202, telephone (800) 255-1571.

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page (or a photocopy or a computer-generated version of this page) to the hard-copy record of the complete report that the bank places in its files.

FDIC Certificate Number: 05208 (RCRI 9050)

http://www.wellsfargo.com
Primary Internet Web Address of Bank (Home Page), if any (TEXT4087)
(Example: www.examplebank.com)

Wells Fargo Bank Minnesota, N.A.
Legal Title of Bank (TEXT 9010)

Minneapolis
City (TEXT 9130)

MN — State Abbrev. (TEXT 9200)
55479 — Zip Code (TEXT 9220)

Consolidated Reports of Condition and Income for A Bank With Domestic and Foreign Offices

Table of Contents

Disclosure of Estimated Burden

The estimated average burden associated with this information collection is 36.7 hours per respondent and is estimated to vary from 15 to 550 hours per response, depending on individual circumstances. Burden estimates include the time for reviewing instructions, gathering and maintaining data in the required form, and completing the information collection, but exclude the time for compiling and maintaining business records in the normal course of a respondent's activities. A Federal agency may not conduct or sponsor, and an organization (or a person) is not required to respond to a collection of information, unless it displays a currently valid OMB control number. Comments concerning the accuracy of this burden estimate and suggestions for reducing this burden should be directed to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, D.C. 20503, and to one of the following:

Secretary
Board of Governors of the Federal Reserve System
Washington, D.C. 20551

Legislative and Regulatory Analysis Division
Office of the Comptroller of the Currency
Washington, D.C. 20219

Assistant Executive Secretary
Federal Deposit Insurance Corporation
Washington, D.C. 20429

For information or assistance, National and State nonmember banks should contact the FDIC's Reports Analysis and Qualit Control Section, 550 17th Street, NW, Washington, D.C. 20429, toll free on (800) 688-FDIC(3342), Monday through Friday

Wells Fargo Bank Minnesota, N.A.
Legal Title of Bank
Minneapolis
City
MN 55479
State Zip Code

FDIC Certificate Number - 05208

Consolidated Report of Income for the period January 1, 2002 – March 31, 2002

All Report of Income schedules are to be reported on a calendar year-to-date basis in thousands of dollars.

Schedule RI—Income Statement

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	
1. Interest Income:			
a. Interest and fee income on loans:			
(1) In domestic offices:			
(a) Loans secured by real estate	4011	383,757	1.a.1.a
(b) Loans to finance agricultural production and other loans to farmers	4024	3,201	1.a.1.b
(c) Commercial and industrial loans	4012	89,932	1.a.1.c
(d) Loans to individuals for household, family, and other personal expendiatures:			
(1) Credit cards	B485	32,498	1.a.1.d.1
(2) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B486	20,612	1.a.1.d.2
(e) Loans to foreign governments and official institutions	4056	0	1.a.1.e
(f) All other loans in domestic offices	B487	42,743	1.a.1.f
(2) In foreign offices, Edge and Agreement subsidiaries, and IBFs	4059	18	1.a.2
(3) Total interest and fee income on loans (sum of items 1.a.(1)(a) through 1.a.(2))	4010	**572,761**	1.a.3
b. Income from lease financing receivables	4065	39,730	1.b
c. Interest income on balances due from depository institutions: (1)	4115	186	1.c
d. Interest and dividend income on securities:			
(1) U.S. Treasury securities and U.S. Government agency obligations (excluding mortgage-backed securities)	B488	5,955	1.d.1
(2) Mortgage-backed securities	B489	16,508	1.d.2
(3) All other securities (includes securities issued by states and political subdivisions in the U.S.)	4060	8,196	1.d.3
e. Interest income from trading assets	4069	79	1.e
f. Interest income on federal funds sold and securities purchased under agreements to resell	4020	45,601	1.f
g. Other interest income	4518	3,347	1.g
h. Total interest income (sum of items 1.a.(3) through 1.g)	4107	**692,363**	1.h
2. Interest expense:			
a. Interest on deposits:			
(1) Interest on deposits in domestic offices:			
(a) Transaction accounts (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts)	4508	316	2.a.1.a
(b) Nontransaction accounts:			
(1) Savings deposits (includes MMDAs)	0093	18,914	2.a.1.b.1
(2) Time deposits of $100,000 or more	A517	2,652	2.a.1.b.2
(3) Time deposits of less than $100,000	A518	17,599	2.a.1.b.3
(2) Interest on deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs	4172	41,861	2.a.2
b. Expense of federal funds purchased and securities sold under agreements to repurchase	4180	34,576	2.b
c. Interest on trading liabilities and other borrowed money	4185	35,764	2.c

(1) Includes interest income on time certificates of deposits not held for trading.

Schedule RI—Continued

Dollar Amounts in Thousands	RIAD	Year-to-date Bil | Mil | Thou	RIAD		
2. Interest expense (continued):					
d. Interest on subordinated notes and debentures	4200	0			2.d
e. Total interest expense (sum of items 2.a through 2.d)	4073	151,682			2.e
3. Net interest income (item 1.h minus 2.e)			4074	540,681	3
4. Provision for loan and lease losses			4230	34,421	4
5. Noninterest income:					
a. Income from fiduciary activities (1)	4070	65,849			5.a
b. Service charges on deposit accounts in domestic offices	4080	38,641			5.b
c. Trading revenue (2)	A220	700			5.c
d. Investment banking, advisory, brokerage, and underwriting fees and commissions	B490	31,242			5.d
e. Venture capital revenue	B491	0			5.e
f. Net servicing fees	B492	0			5.f
g. Net securitization income	B493	0			5.g
h. Insurance commissions and fees	B494	13,779			5.h
i. Net gains (losses) on sales of loans and leases	5416	0			5.i
j. Net gains (losses) on sales of other real estate owned	5415	222			5.j
k. Net gains (losses) on sales of other assets (excluding securities)	B496	(56,875)			5.k
l. Other noninterest income*	B497	144,398			5.l
m. Total noninterest income (sum of items 5.a through 5.l)			4079	237,956	5.m
6. a. Realized gains (losses) on held-to-maturity securities			3521	0	6.a
b. Realized gains (losses) on available-for-sale securities			3196	600	6.b
7. Noninterest expense:					
a. Salaries and employee benefits	4135	140,489			7.a
b. Expenses of premises and fixed assets (net of rental income) (excluding salaries and employee benefits and mortgage interest)	4217	28,428			7.b
c. (1) Goodwill impairment losses	C216	0			7.c.1
(2) Amortization expense and impairment losses for other intangible assets	C232	111			7.c.2
d. Other noninterest expense *	4092	202,582			7.d
e. Total noninterest expense (sum of items 7.a through 7.d)			4093	371,610	7.e
8. Income (loss) before income taxes and extraordinary items, and other adjustments (item 3 plus or minus items 4, 5.m, 6.a, 6.b, and 7.e)			4301	373,206	8
9. Applicable income taxes (on item 8)			4302	134,758	9
10. Income (loss) before extraordinary items and other adjusments (item 8 minus item 9)			4300	238,448	10
11. Extraordinary items and other adjustments, net of income taxes *			4320	0	11
12. Net income (loss) (sum of items 10 and 11)			4340	238,448	12

* Describe on Schedule RI-E - Explanations.

(1) For banks required to complete Schedule RC-T, items 12 through 19, income from fiduciary activities reported in Schedule RI, item 5.a, must equal the amount reported in Schedule RC-T, item 19.

(2) For banks required to complete Schedule RI, Memorandum item 8, trading revenue reported in Schedule RI, item 5.c must equal the sum of Memorandum items 8.a through 8.d.

Schedule RI—Continued

Memoranda — Dollar Amounts in Thousands	RIAD	Year-to-Date Bil | Mil | Thou	
1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after August 7, 1986, that is not deductible for federal income tax purposes	4513	43	M.1
2. Income from the sale and servicing of mutual funds and annuities in domestic offices (included in Schedule RI, item 8)	8431	25,592	M.2
3. Income on tax-exempt loans and leases to states and political subdivisions in the U.S. (included in Schedule RI, items 1.a and 1.b)	4313	494	M.3
4. *Income on tax-exempt securities issued by states and political subdivisions in the U.S.* (included in Schedule RI, item 1.d.(3))	4507	2,713	M.4
5. Number of full-time equivalent employees at end of current period (round to nearest whole number)		**Number**	
	4150	7,180	M.5
6. Not applicable			
7. If the reporting bank has restated its balance sheet as a result of applying push dowr accounting this calendar year, report the date of the bank's acquisition (1)		**CCYY / MM / DD**	
	9106	N/A	M.7

8. Trading revenue (from cash instruments and derivative instruments) (sum of Memorandum items 8.a through 8.d must equal Schedule RI, item 5.c) **(To be completed by banks that reported average trading assets (Schedule RC-K, item 7) of $2 million or more for any quarter of the preceding calendar year.):**

	RIAD	Bil | Mil | Thou	
a. Interest rate exposures	8757	700	M.8.a
b. Foreign exchange exposures	8758	0	M.8.b
c. Equity security and index exposures	8759	0	M.8.c
d. Commodity and other exposures	8760	0	M.8.d

9. Impact on income of derivatives held for purposes other than trading:	RIAD	Bil | Mil | Thou	
a. Net increase (decrease) to interest income	8761	0	M.9.a
b. Net (increase) decrease to interest expense	8762	0	M.9.b
c. Other (noninterest) allocations	8763	0	M.9.c
10. Credit losses on derivatives (see instructions)	A251	0	M.10
11. *Does the reporting bank have a Subchapter S election in effect for* federal income tax purposes for the current tax year ?		**YES / NO**	
	A530	NO	M.11

(1) For example, a bank acquired on June 1, 2001, would report 20010601

Schedule RI-A—Changes in Equity Capital

Indicate decreases and losses in parentheses.

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	
1. Total equity capital most recently reported for the December 31, 2001, Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)	3217	3,191,226	1
2. Restatements due to corrections of material accounting errors and changes in accounting principles*	B507	0	2
3. Balance end of previous calendar year as restated (sum of items 1 and 2)	B508	**3,191,226**	3
4. Net income (loss) (must equal Schedule RI, item 12)	4340	**238,448**	4
5. Sale, conversion, acquisition, or retirement of capital stock, net (excluding treasury stock transactions)	B509	0	5
6. Treasury stock transactions, net	B510	0	6
7. Changes incident to business combinations, net	4356	0	7
8. LESS: Cash dividends declared on preferred stock	4470	0	8
9. LESS: Cash dividends declared on common stock	4460	150,000	9
10. Other comprehensive income (1)	B511	(3,245)	10
11. Other transactions with parent holding company * (not included in items 5, 6, 8, or 9 above)	4415	0	11
12. Total equity capital end of current period (sum of items 3 through 11) (must equal Schedule RC, item 28)	3210	**3,276,429**	12

* Describe on Schedule RI-E - Explanations.

(1) Includes changes in net unrealized holding gains (losses) on available-for-sale securities, changes in accumulated net gains (losses) on cash flow hedges, foreign currency translation adjustments, and changes in minimum pension liability adjustments.

Schedule RI-B—Charge-offs and Recoveries on Loans and Leases and Changes in Allowance for Loan and Lease Losses

Part I. Charge-offs and Recoveries on Loans and Leases

Part I excludes charge-offs and recoveries through the allocated transfer risk reserve.

	(Column A) Charge-offs (1)		(Column B) Recoveries		
	Calendar year-to-date				
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	RIAD	Bil | Mil | Thou	
1. Loans secured by real estate:					
a. Construction, land development, and other land loans in domestic offices	3582	32	3583	0	1.a
b. Secured by farmland in domestic offices	3584	31	3585	38	1.b
c. Secured by 1-4 family residential properties in domestic offices:					
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5411	258	5412	20	1.c.1
(2) Closed-end loans secured by 1-4 family residential properties:					
(a) Secured by first liens	C234	38	C217	9	1.c.2.a
(b) Secured by junior liens	C235	50	C218	102	1.c.2.b
d. Secured by multifamily (5 or more) residential properties in domestic offices	3588	0	3589	0	1.d
e. Secured by nonfarm nonresidential properties in domestic offices	3590	1,026	3591	5	1.e
f. In foreign offices	B512	0	B513	0	1.f
2. Loans to depository institutions and acceptances of other banks:					
a. To U.S. banks and other U.S. depository institutions	4653	0	4663	0	2.a
b. To foreign banks	4654	0	4664	0	2.b
3. Loans to finance agricultural production and other loans to farmers	4655	87	4665	226	3
4. Commercial and industrial loans:					
a. To U.S. addressees (domicile)	4645	22,386	4617	2,544	4.a
b. To non-U.S. addressees (domicile)	4646	0	4618	0	4.b

(1) Include write-downs arising from transfers of loans to a held-for-sale account.

Schedule RI-B—Continued

Part I. Continued

Dollar Amounts in Thousands	RIAD	(Column A) Charge-offs (1) Calendar year-to-date Bil | Mil | Thou	RIAD	(Column B) Recoveries Calendar year-to-date Bil | Mil | Thou	
5. Loans to individuals for household, family, and other personal expenditures:					
a. Credit cards	B514	13,046	B515	693	5.a
b. Other (includes single payment, installment, all student loans and revolving credit plans other than credit cards)	B516	4,817	B517	2,264	5.b
6. Loans to foreign governments and official institutions	4643	0	4627	0	6
7. All other loans	4644	0	4628	4	7
8. Lease financing receivables:					
a. To U.S. addressees (domicile)	4658	0	4668	0	8.a
b. To non-U.S. addressees (domicile)	4659	0	4669	0	8.b
9. Total (sum of items 1 through 8)	4635	**41,771**	4605	**5,905**	9

Memoranda Dollar Amounts in Thousands	RIAD	(Column A) Charge-offs (1) Calendar year-to-date Bil | Mil | Thou	RIAD	(Column B) Recoveries Calendar year-to-date Bil | Mil | Thou	
1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI-B, part I, items 4 and 7, above	5409	0	5410	0	M.1
2. Loans secured by real estate to non-U.S. addresses (domicile) (included in Schedule RI-B, part I, item 1, above):	4652	0	4662	0	M.2

(1) Include write-downs arising from transfers of loans to a held-for-sale account.

Part II. Changes in Allowance for Loan and Lease Losses

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	
1. Balance most recently reported for the December 31, 2001 , Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)	B522	281,751	1
2. Recoveries (must equal part I, item 9, column B above)	4605	**5,905**	2
3. LESS: Charge-offs (must equal part I, item 9, column A above less Schedule RI-B, part II, item 4)	C079	**41,771**	3
4. LESS: Write-downs arising from transfers of loans to a held-for-sale account	5523	0	4
5. Provision for loan and lease losses (must equal Schedule RI, item 4)	4230	**34,421**	5
6. Adjustments * (see instructions for this schedule)	C233	(12,376)	6
7. Balance end of current period (sum of items 1, 2, 5, and 6, less items 3 and 4) (must equal Schedule RC, item 4.c)	3123	**267,930**	7

* Describe on Schedule RI-E—Explanations.

Schedule RI-D—Income from International Operations

For all banks with foreign offices, Edge or Agreement subsidiaries, or IBFs where international operations account for more than 10 percent of total revenues, total assets, or net income.

Dollar Amounts in Thousands	RIAD	Year-to-Date Bil | Mil | Thou	
1. Interest income and expense attributable to international operations			
a. Gross interest income	B523	N/A	1.a
b. Gross interest expense	B524	N/A	1.b
2. Net interest income attributable to international operations (item 1.a minus 1.b)	B525	N/A	2.
3. Noninterest income and expense attributable to international operations:			
a. Noninterest income attributable to international operations	4097	N/A	3.a
b. Provision for loan and lease losses attributable to international operations	4235	N/A	3.b
c. Other noninterest expense attributable to international operations	4239	N/A	3.c
d. Net noninterest income (expense) attributable to international operations (item 3.a minus 3.b and 3.c)	4843	N/A	3.d
4. Estimated pretax income attributable to international operations before capital allocation adjustment (sum of items 2 and 3.d)	4844	N/A	4
5. Adjustment to pretax income for internal allocations to international operations to reflect the effects of equity capital on overall bank funding costs	4845	N/A	5
6. Estimated pretax income attributable to international operations after capital allocation adjustment (sum of items 4 and 5)	4846	N/A	6
7. Income taxes attributable to income from international operations as estimated in item 6	4797	N/A	7
8. Estimated net income attributable to international operations (item 6 minus 7)	4341	N/A	8

Schedule RI-E—Explanations

Schedule RI-E is to be completed each quarter on a calendar year-to-date basis.

Detail all adjustments in Schedules RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI. (See instructions for details.)

Dollar Amounts in Thousands			RIAD	Year-to-Date Bil | Mil | Thou	
1. Other noninterest income (from Schedule RI, item 5.l) Itemize and describe amounts that exceed 1% of the sum of Schedule RI, items 1.h and 5.m: TEXT					
a. Income and fees from the printing and sale of checks			C013	0	1.a
b. Earnings on/increase in value of cash surrender value of life insurance			C014	0	1.b
c. Income and fees from automated teller machines (ATMs)			C016	0	1.c
d. Rent and other income from other real estate owned			4042	0	1.d
e. Safe deposit box rent			C015	0	1.e
f. 4461 Affiliate service fees			4461	67,621	1.f
g. 4462 Credit card fees			4462	26,315	1.g
h. 4463 Gain on mort. serv. rights sale			4463	18,321	1.h
2. Other noninterest expense (from Schedule RI, item 7.d): Itemize and describe amounts that exceed 1% of the sum of of Schedule RI, items 1.h and 5.m: TEXT					
a. Data processing expenses			C017	9,338	2.a
b. Advertising and marketing expenses			0497	0	2.b
c. Director's fees			4136	0	2.c
d. Printing, stationery, and supplies			C018	0	2.d
e. Postage			8403	0	2.e
f. Legal fees and expenses			4141	0	2.f
g. FDIC deposit insurance assessments			4146	0	2.g
h. 4464 Affiliate expense allocation			4464	121,527	2.h
i. 4467			4467	N/A	2.i
j. 4468			4468	N/A	2.j
3. Extraordinary items and other adjustments and applicable income tax effect (from Schedule RI, item 11) (itemize and describe all extraordinary items and other adjustments): TEXT					
a. (1) Effect of adopting FAS 142, "Goodwill and Other Intangible Assets"			C231	0	3.a.1
(2) Applicable income tax effect	4486	0			3.a.2
b. (1) 4487			4487	N/A	3.b.1
(2) Applicable income tax effect	4488	0			3.b.2
c. (1) 4489			4489	N/A	3.c.1
(2) Applicable income tax effect	4491	0			3.c.2

Schedule RI-E—Continued

Dollar Amounts in Thousands	RIAD	Year-to-Date Bil | Mil | Thou	
4. Restatements due to corrections of material accounting errors and changes in accounting principles (from Schedule RI-A, item 2) (itemize and describe all restatements): TEXT			
a. B526	B526	N/A	4.a
b. B527	B527	N/A	4.b
5. Other transactions with parent holding company (from Schedule RI-A, item 11) (itemize and describe all such transactions): TEXT			
a. 4498	4498	N/A	5.a
b. 4499	4499	N/A	5.b
6. Adjustments to allowance for loan and lease losses (from Schedule RI-B, part II, item 6) (itemize and describe all adjustments): TEXT			
a. 4521 Paydown of securitizations w/ affiliates	4521	(12,376)	6.a
b. 4522	4522	N/A	6.b

7. Other explanations (the space below is provided for the bank to briefly describe, at its option, any other significant items affecting the Report of Income): RIAD
X = NO COMMENT - Y = COMMENT ____ 4769 X

Other explanations (please type or print clearly):

TEXT (70 characters per line)

4769

Wells Fargo Bank Minnesota, N.A.
Legal Title of Bank
Minneapolis
City
MN **55479**
State Zip Code

FDIC Certificate Number - 05208

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for March 31, 2002

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou	
ASSETS					
1. Cash and balances due from depository institutions (from Schedule RC-A):					
a. Noninterest-bearing balances and currency and coin (1)			0081	1,467,743	1.a
b. Interest-bearing balances (2)			0071	60,337	1.b
2. Securities:					
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	1,733,290	2.b
3. Federal funds sold and securities purchased under agreements to resell:			RCON		
a. Federal funds sold in domestic offices			B987	13,784,954	3.a
			RCFD		
b. Securities purchased under agreements to resell (3)			B989	365,710	3.b
4. Loans and lease financing receivables (from Schedule RC-C):					
a. Loans and leases held for sale			5369	13,923,626	4.a
b. Loans and leases, net of unearned income	B528	20,607,914			4.b
c. LESS: Allowance for loan and lease losses	3123	267,930			4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	**20,339,984**	4.d
5. Trading assets (from Schedule RC-D)			3545	35,760	5
6. Premises and fixed assets (including capitalized leases)			2145	152,586	6
7. Other real estate owned (from Schedule RC-M)			2150	7,027	7
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)			2130	0	8
9. Customers' liability to this bank on acceptances outstanding			2155	10,081	9
10. Intangible assets:					
a. Goodwill			3163	136,381	10.a
b. Other intangible assets (from Schedule RC-M)			0426	2,725	10.b
11. Other assets (from Schedule RC-F)			2160	1,147,601	11
12. Total assets (sum of items 1 through 11)			2170	**53,167,805**	12

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

Schedule RC—Continued

Dollar Amounts in Thousands				Bil | Mil | Thou	
LIABILITIES					
13. Deposits:					
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			RCON 2200	23,310,487	13.a
(1) Noninterest-bearing (1)	6631	12,702,289			13.a.1
(2) Interest-bearing	6636	10,608,198			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)			RCFN 2200	11,779,866	13.b
(1) Noninterest-bearing	6631	5,884			13.b.1
(2) Interest-bearing	6636	11,773,982			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:					
a. Federal funds purchased in domestic offices (2)			RCON B993	2,016,420	14.a
b. Securities sold under agreements to repurchase (3)			RCFD B995	5,510,749	14.b
15. Trading liabilities (from Schedule RC-D)			3548	30,497	15
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	6,402,347	16
17. Not applicable					
18. Bank's liability on acceptances executed and outstanding			2920	10,081	18
19. Subordinated notes and debentures(4)			3200	0	19
20. Other liabilities (from Schedule RC-G)			2930	830,929	20
21. Total liabilities (sum of items 13 through 20)			2948	**49,891,376**	21
22. Minority interest in consolidated subsidiaries			3000	0	22
EQUITY CAPITAL					
23. Perpetual preferred stock and related surplus			3838	0	23
24. Common stock			3230	100,000	24
25. Surplus (exclude all surplus related to preferred stock)			3839	1,712,625	25
26. a. Retained earnings			3632	1,438,225	26.a
b. Accumulated other comprehensive income (5)			B530	25,579	26.b
27. Other equity capital components (6)			A130	0	27
28. Total equity capital (sum of items 23 through 27)			3210	**3,276,429**	28
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)			3300	**53,167,805**	29

Memorandum

To be reported only with the March Report of Condition.

	RCFD	Number	
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2001	6724	2	M. 1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

6 = Review of the bank's financial statements by external auditors

7 = Compilation of the bank's financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.

Schedule RC-A—Cash and Balances Due From Depository Institutions

Exclude assets held for trading.

Dollar Amounts in Thousands	RCFD	(Column A) Consolidated Bank Bil | Mil | Thou	RCON	(Column B) Domestic Offices Bil | Mil | Thou	
1. Cash items in process of collection, unposted debits, and currency and coin	0022	1,102,949			1
a. Cash items in process of collection and unposted debits			0020	940,781	1.a
b. Currency and coin			0080	162,167	1.b
2. Balance due from depository institutions in the U.S.			0082	166,339	2
a. U.S. branches and agencies of foreign banks (including their IBFs)	0083	0			2.a
b. Other commercial banks in the U.S. and other depository institutions in the U.S. (including their IBFs)	0085	166,485			2.b
3. Balances due from banks in foreign countries and foreign central banks			0070	3,166	3
a. Foreign branches of other U.S. banks	0073	2,857			3.a
b. Other banks in foreign countries and foreign central banks	0074	309			3.b
4. Balances due from Federal Reserve Banks	0090	255,480	0090	255,325	4
5. Total (sum of items 1 through 4) (total of column A must equal Schedule RC, sum of items 1.a and 1.b)	0010	**1,528,080**	0010	**1,527,778**	5

Schedule RC-B—Securities

Exclude assets held for trading.

	Held-to-maturity				Available-for-sale				
	(Column A) Amortized Cost		(Column B) Fair Value		(Column C) Amortized Cost		(Column D) Fair Value		
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	
1. U.S. Treasury securities	0211	0	0213	0	1286	219,838	1287	226,387	1
2. U.S. Government agency obligations (exclude mortgage-backed securities):									
a. Issued by U.S. Government agencies (1)	1289	0	1290	0	1291	648	1293	729	2.a
b. Issued by U.S. Government-sponsored agencies (2)	1294	0	1295	0	1297	83,628	1298	85,601	2.b
3. Securities issued by states and political subdivisions in the U.S.	8496	0	8497	0	8498	187,198	8499	197,519	3

(1) Includes Small Business Administration 'Guaranteed Loan Pool Certificates,' U.S. Maritime Administration obligations, and Export - Import Bank participation certificates.

(2) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, The Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Schedule RC-B—Continued

Dollar Amounts in Thousands	RCFD	Held-to-maturity (Column A) Amortized Cost Bil | Mil | Thou	RCFD	Held-to-maturity (Column B) Fair Value Bil | Mil | Thou	RCFD	Available-for-sale (Column C) Amortized Cost Bil | Mil | Thou	RCFD	Available-for-sale (Column D) Fair Value Bil | Mil | Thou	
4. Mortgage-backed securities (MBS):									
a. Pass-through securities:									
(1) Guaranteed by GNMA	1698	0	1699	0	1701	282,446	1702	284,976	4.a.1
(2) Issued by FNMA and FHLMC	1703	0	1705	0	1706	605,939	1707	619,165	4.a.2
(3) Other pass-through securities	1709	0	1710	0	1711	0	1713	0	4.a.3
b. Other mortgage-backed securities (include CMOs, REMICs and stripped MBS):									
(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1714	0	1715	0	1716	2,998	1717	3,000	4.b.1
(2) Collateralized by MBS issued or guaranteed by FNMA, FHLMC, or GNMA	1718	0	1719	0	1731	0	1732	0	4.b.2
(3) All other mortgage-backed securities	1733	0	1734	0	1735	29,661	1736	30,283	4.b.3
5. Asset-backed securities (ABS):									
a. Credit card receivables	B838	0	B839	0	B840	0	B841	0	5.a
b. Home equity lines	B842	0	B843	0	B844	0	B845	0	5.b
c. Automobile loans	B846	0	B847	0	B848	0	B849	0	5.c
d. Other consumer loans	B850	0	B851	0	B852	4,662	B853	4,918	5.d
e. Commercial and industrial loans	B854	0	B855	0	B856	0	B857	0	5.e
f. Other	B858	0	B859	0	B860	0	B861	0	5.f
6. Other debt securities:									
a. Other domestic debt securities	1737	0	1738	0	1739	113,053	1741	114,119	6.a
b. Foreign debt securities	1742	0	1743	0	1744	72,193	1746	79,653	6.b
7. Investments in mutual funds and other equity securities with readily determinable fair values (1)					A510	88,120	A511	86,940	7
8. Total (sum of items 1 through 7) (total of Column A must equal Schedule RC item 2.a) (total of column D must equal Schedule RC, item 2.b)	1754	**0**	1771	**0**	1772	**1,690,384**	1773	**1,733,290**	8

(1) Report Federal Reserve stock, Federal Home Loan Bank stock, and banker's bank stock in Schedule RC-F, item 4.

Schedule RC-B—Continued

Memoranda — Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	
1. Pledged securities (1)	0416	317,100	M.1
2. Maturity and repricing data for debt securities (1, 2) (excluding those in nonaccrual status):			
a. Securities issued by the U.S. Treasury, U.S. Government agencies, and states and political subdivisions in the U.S.; other non-mortgage debt securities; and mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of: (3,4)			
(1) Three months or less	A549	85,457	M.2.a.1
(2) Over three months through 12 months	A550	46,537	M.2.a.2
(3) Over one year through three years	A551	110,798	M.2.a.3
(4) Over three years through five years	A552	121,291	M.2.a.4
(5) Over five years through 15 years	A553	233,042	M.2.a.5
(6) Over 15 years	A554	111,801	M.2.a.6
b. Mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of: (3,5)			
(1) Three months or less	A555	5,308	M.2.b.1
(2) Over three months through 12 months	A556	18,319	M.2.b.2
(3) Over one year through three years	A557	6,341	M.2.b.3
(4) Over three years through five years	A558	293	M.2.b.4
(5) Over five years through 15 years	A559	27,800	M.2.b.5
(6) Over 15 years	A560	846,080	M.2.b.6
c. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS; exclude mortgage pass-through securities) with an expected average life of: (6)			
(1) Three years or less	A561	6,621	M.2.c.1
(2) Over three years	A562	26,662	M.2.c.2
d. Debt securities with a REMAINING MATURITY of one year or less (included in Memorandum items 2.a through 2.c above)	A248	107,522	M.2.d
3. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date of sale or transfer)	1778	0	M.3
4. Structured notes (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, items 2, 3, 5, and 6):			
a. Amortized cost	8782	0	M.4.a
b. Fair value	8783	0	M.4.b

(1) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.
(2) Exclude investments in mutual funds and other equity securities with readily determinable fair values.
(3) Report fixed rate debt securities by remaining maturity and floating rate debt securities by next repricing date.
(4) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus any nonaccrual debt securities in the categories of debt securities reported in Memorandum item 2.a that are included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, sum of items 1, 2, 3, 5, and 6, columns A and D, plus mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.
(5) Sum of Memorandum items 2.b.(1) through 2.b.(6) plus any nonaccrual mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.a, sum of columns A and D, less the amount of mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.
(6) Sum of Memorandum items 2.c.(1) and 2.c.(2) plus any nonaccrual "Other mortgage-backed securities" included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.b, sum of columns A and D.

Schedule RC-C—Loans and Lease Financing Receivables

Part I. Loans and Leases

Do not deduct the allowance for loan and lease losses from amounts reported in this schedule. Report (1) loans and leases held for sale at the lower of cost or market value and (2) other loans and leases, net of unearned income. **Report loans and leases net of any applicable allocated transfer risk reserve.** Exclude assets held for trading and commercial paper.

Dollar Amounts in Thousands	RCFD	(Column A) Consolidated Bank Bil | Mil | Thou	RCON	(Column B) Domestic Offices Bil | Mil | Thou	
1. Loans secured by real estate	1410	20,786,962			1
a. Construction, land development, and other land loans			1415	141,825	1.a
b. Secured by farmland (including farm residential and other improvements)			1420	90,595	1.b
c. Secured by 1-4 family residential properties:					
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit			1797	994,776	1.c.1
(2) Closed-end loans secured by 1-4 family residential properties:					
(a) Secured by first liens			5367	17,443,391	1.c.2.a
(b) Secured by junior liens			5368	1,308,916	1.c.2.b
d. Secured by multifamily (5 or more) residential properties			1460	49,867	1.d
e. Secured by nonfarm nonresidential properties			1480	757,592	1.e
2. Loans to depository institutions and acceptances of other banks:					
a. To commercial banks in the U.S.			B531	3,571,419	2.a
(1) To U.S. branches and agencies of foreign banks	B532	0			2.a.1
(2) To other commercial banks in the U.S.	B533	3,571,454			2.a.2
b. To other depository institutions in the U.S.	B534	0	B534	0	2.b
c. To banks in foreign countries			B535	35	2.c
(1) To foreign branches of other U.S. banks	B536	0			2.c.1
(2) To other banks in foreign countries	B537	35			2.c.2
3. Loans to finance agricultural production and other loans to farmers	1590	203,141	1590	203,141	3
4. Commercial and industrial loans:					
a. To U.S. addressees (domicile)	1763	4,957,968	1763	4,957,968	4.a
b. To non-U.S. addressees (domicile)	1764	857	1764	0	4.b
5. Not applicable.					
6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):					
a. Credit cards	B538	528,904	B538	528,904	6.a
b. Other revolving credit plans	B539	294,123	B539	294,123	6.b
c. Other consumer loans (includes single payment, installment, and and all student loans	2011	887,251	2011	887,251	6.c
7. Loans to foreign government and official institutions (including foreign central banks)	2081	0	2081	0	7
8. Obligations (other than securities and leases) of states and political subdivisions in the U.S.	2107	25,453	2107	25,453	8
9. Other loans	1563	612,725			9
a. Loans for purchasing or carrying securities (secured and unsecured)			1545	159,209	9.a
b. All other loans (exclude consumer loans)			1564	453,516	9.b
10. Lease financing receivables (net of unearned income)			2165	2,662,667	10
a. Of U.S. addressees (domicile)	2182	2,662,667			10.a
b. Of non-U.S. addressees (domicile)	2183	0			10.b
11. LESS: Any unearned income on loans reflected in items 1-9 above	2123	0	2123	0	11
12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (total of column A must equal Schedule RC, item 4.a and 4.b)	2122	**34,531,540**	2122	**34,530,648**	12

Schedule RC-C—Continued

Part I. Continued

Memoranda — Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	
1. Loans and Leases restructured and in compliance with modified terms (included in Schedule RC-C, part I, and not reported as past due or nonaccrual in Schedule RC-N, Memorandum item 1) (exclude loans secured by 1-4 family residential properties and loans to individuals for household, family, and other personal expenditures)	1616	0	M.1
2. Maturity and repricing data for loans and leases (excluding those in nonaccrual status):			
a. Closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (reported in Schedule RC-C, part I, item 1.c.(2)(a), column B) with a remaining maturity or next repricing date of: (1, 2)	RCON		
(1) Three months or less	A564	13,639,724	M.2.a.1
(2) Over three months through 12 months	A565	598,394	M.2.a.2
(3) Over one year through three years	A566	38,667	M.2.a.3
(4) Over three years through five years	A567	73,704	M.2.a.4
(5) Over five years through 15 years	A568	2,484,182	M.2.a.5
(6) Over 15 years	A569	552,671	M.2.a.6
b. All loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column A) EXCLUDING closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (reported in Schedule RC-C, part I item 1.c.(2)(a), column B) with a remaining maturity or next repricing date of: (1,3)	RCFD		
(1) Three months or less	A570	7,914,123	M.2.b.1
(2) Over three months through 12 months	A571	2,615,839	M.2.b.2
(3) Over one year through three years	A572	1,949,363	M.2.b.3
(4) Over three years through five years	A573	1,533,142	M.2.b.4
(5) Over five years through 15 years	A574	1,914,925	M.2.b.5
(6) Over 15 years	A575	946,909	M.2.b.6
c. Loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column A) with a REMAINING MATURITY of one year or less (excluding those in nonaccrual status)	A247	18,504,855	M.2.c
3. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC-C, part I, items 4 and 9, column A (4)	2746	183,636	M.3
4. Adjustable rate closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (included in Schedule RC-C, part I, item 1.c.(2)(a), column B)	RCON 5370	4,867,061	M.4
5. Loans secured by real estate to non-U.S. addresses (domicile) (included in Schedule RC-C, part I, item 1, column A)	RCFD B837	0	M.5

(1) Report fixed rate loans and leases by remaining maturity and floating rate loans by next repricing date.
(2) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus total nonaccrual closed-end loans secured by first liens on 1-4 family residential properties in domestic offices included in Schedule RC-N, item 1.c.(2)(a), column C must equal total closed-end loans secured by first liens on 1-4 family residential properties from . Schedule RC-C, part I, item 1.c.(2)(a), column B
(3) Sum of Memorandum items 2.b.(1) through 2.b.(6) plus total nonaccrual loans and leases from Schedule RC-N, sum of items 1 through 8, column C, minus nonaccrual closed-end loans secured by first liens on 1-4 family residential properties in domestic offices included in Schedule RC-N, item 1.c.(2)(a), column C, must equal total loans and leases from Schedule RC-C, Part I, sum of items 1 through 10, column A, minus total closed-end loans secured by first liens on 1-4 family residential properties in domestic offices from Schedule RC-C, part I, item 1.c.(2)(a), column B.
(4) Exclude loans secured by real estate that are included in Schedule RC-C, part I, item 1, column A.

Schedule RC-D—Trading Assets and Liabilities

Schedule RC-D is to be completed by banks that reported average trading assets (Schedule RC-K, item 7) of $2 million or more for any quarter of the preceding year.

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou	
ASSETS			
1. U.S. Treasury securities in domestic offices	3531	0	1
2. U.S. Government agency obligations in domestic offices (exclude mortgage-backed securities)	3532	0	2
3. Securities issued by states and political subdivisions in the U.S. in domestic offices	3533	0	3
4. Mortgage-backed securities (MBS) in domestic offices:			
a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA	3534	1,912	4.a
b. Other mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA (include CMOs, REMICs, and stripped MBS)	3535	0	4.b
c. All other mortgage-backed securities	3536	0	4.c
5. Other debt securities in domestic offices	3537	0	5
6. - 8. Not applicable			
9. Other trading assets in domestic offices	3541	0	9
	RCFN		
10. Trading assets in foreign offices	3542	0	10
11. Revaluation gains on interest rate, foreign exchange rate, and other commodity and equity contracts	RCON		
a. In domestic offices	3543	33,848	11.a
	RCFN		
b. In foreign offices	3543	0	11.b
	RCFD		
12. Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5)	3545	**35,760**	12

LIABILITIES	RCFD	Bil | Mil | Thou	
13. Liability for short positions	3546	0	13
14. Revaluation losses on interest rate, foreign exchange rate, and other commodity and equity contracts	3547	30,497	14
15. Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15)	3548	**30,497**	15

Schedule RC-E—Deposit Liabilities

Part I. Deposits in Domestic Offices

Dollar Amounts in Thousands	Transaction Accounts (Column A) Total transaction accounts (including total demand deposits) RCON	Bil | Mil | Thou	Transaction Accounts (Column B) Memo: Total demand deposits (included in column A) RCON	Bil | Mil | Thou	Nontransaction Accounts (Column C) Total nontransaction accounts (including MMDAs) RCON	Bil | Mil | Thou	
Deposits of:							
1. Individuals, partnerships and corporations (include all certified and official checks)	B549	3,646,786			B550	19,017,260	1
2. U.S. Government	2202	7,165			2520	288	2
3. States and political subdivisions in the U.S.	2203	91,736			2530	204,957	3
4. Commercial banks and other depository institutions in the U.S.	B551	342,295			B552	0	4
5. Banks in foreign countries	2213	0			2236	0	5
6. Foreign governments, and official institutions (including foreign central banks)	2216	0			2377	0	6
7. Total (sum of items 1 through 6) (sum of columns A and C must equal Schedule RC, item 13.a)	2215	**4,087,982**	2210	3,853,724	2385	**19,222,505**	7

Memoranda — Dollar Amounts in Thousands	RCON	Bil | Mil | Thou	
1. Selected components of total deposits (i.e., sum of item 7, columns A and C):			
a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts	6835	488,166	M.1.a
b. Total brokered deposits	2365	0	M.1.b
c. Fully insured brokered deposits (included in Memorandum item 1.b above):			
(1) Issued in denominations of less than $100,000	2343	0	M.1.c.1
(2) Issued either in denominations of $100,000 or in denominations greater than $100,000 and participated out by the broker in shares of $100,000 or less	2344	0	M.1.c.2
d. Maturity data for brokered deposits:			
(1) Brokered deposits issued in denominations of less than $100,000 with a remaining maturity of one year or less (included in Memorandum item 1.c.(1) above)	A243	0	M.1.d.1
(2) Brokered deposits issued in denominations of $100,000 or more with a remaining maturity of one year or less (included in Memorandum item 1.b above)	A244	0	M.1.d.2
e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S. reported in item 3 above which are secured or collaterlized as required under state law) **(to be completed for the December report only)**	5590	N/A	M.1.e
2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.c must equal item 7, column C, above):			
a. Savings deposits:			
(1) Money market deposit accounts (MMDAs)	6810	6,143,005	M.2.a.1
(2) Other savings deposits (excludes MMDAs)	0352	11,176,996	M.2.a.2
b. Total time deposits of less than $100,000	6648	1,663,973	M.2.b
c. Total time deposits of $100,000 or more	2604	238,531	M.2.c

Schedule RC-E—Continued

Part I. Continued

Memoranda (continued) Dollar Amounts in Thousands	RCON	Bil | Mil | Thou	
3. Maturity and repricing data for time deposits of less than $100,000 :			
a. Time deposits of less than $100,000 with a remaining maturity or next repricing date of (1,2)			
(1) Three months or less	A579	339,180	M.3.a.1
(2) Over three months through 12 months	A580	541,122	M.3.a.2
(3) Over one year through three years	A581	604,872	M.3.a.3
(4) Over three years	A582	178,799	M.3.a.4
b. Time deposits of less than $100,000 with a REMAINING MATURITY of one year or less (included in Memorandum items 3.a.(1) through 3.a.(4) above)(3)	A241	880,302	M.3.b
4. Maturity and repricing data for time deposits of $100,000 or more:			
a. Time deposits of $100,000 or more with a remaining maturity or next repricing date of (1,4)			
(1) Three months or less	A584	59,793	M.4.a.1
(2) Over three months through 12 months	A585	69,504	M.4.a.2
(3) Over one year through three years	A586	56,758	M.4.a.3
(4) Over three years	A587	52,476	M.4.a.4
b. Time deposits of $100,000 or more with a REMAINING MATURITY of one year or less (included in Memorandum items 4.a.(1) through 4.a.(4) above)(3)	A242	129,297	M.4.b

(1) Report fixed rate time deposits by remaining maturity and floating rate time deposits by next repricing date.
(2) Sum of Memorandum items 3.a.(1) through 3.a.(4) must equal Schedule RC-E Memorandum item 2.b.
(3) Report both fixed and floating rate time deposits by remaining maturity. Exclude floating rate time deposits with a next repricing date of one year or less that have a remaining maturity of over one year.
(4) Sum of Memorandum items 4.a.(1) through 4.a.(4) must equal Schedule RC-E, Memorandum item 2.c.

Part II. Deposits in Foreign Offices (including Edge and Agreement subsidiaries and IBFs)

Dollar Amounts in Thousands	RCFN	Bil | Mil | Thou	
Deposits of:			
1. Individuals, partnerships, and corporations (include all certified and official checks)	B553	2,065,317	1
2. U.S. banks (including IBFs and foreign branches of U.S. banks) and other U.S. depository institutions	B554	9,619,735	2
3. Foreign banks (including U.S. branches and agencies of foreign banks, including their IBFs)	2625	94,814	3
4. Foreign governments and official institutions (including foreign central banks)	2650	0	4
5. U.S. Government and states and political subdivisions in the U.S.	B555	0	5
6. Total (sum of items 1 through 5) (must equal Schedule RC, item 13.b)	2200	**11,779,866**	6

Memorandum Dollar Amounts in Thousands	RCFN	Bil | Mil | Thou	
1. *Time deposits with a remaining maturity of one year or less* (included in Part II, item 6 above)	A245	11,777,772	M.1

Schedule RC-F—Other Assets

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou	
1. Accrued interest receivable (1)			B556	196,119	1
2. Net deferred tax assets (2)			2148	0	2
3. Interest-only strips receivable (not in the form of a security) (3) on:					
a. Mortgage loans			A519	0	3.a
b. Other financial assets			A520	0	3.b
4. Equity securities that DO NOT have readily determinable fair values (4)			1752	380,967	4
5. Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item)			2168	570,515	5
TEXT					
a. Prepaid expenses	2166	0			5.a
b. Cash surrender value of life insurance	C009	0			5.b
c. Repossessed personal property (including vehicles)	1578	0			5.c
d. Deriviatives with a positive fair value held for purposes other than tradir	C010	0			5.d
e. 3549 Receivable - settlement security trans	3549	188,936			5.e
f. 3550	3550	N/A			5.f
g. 3551	3551	N/A			5.g
6. Total (sum of items 1 through 5) (must equal Schedule RC, item 11)			2160	**1,147,601**	6

Schedule RC-G—Other Liabilities

Dollar Amounts in Thousands			RCON	Bil | Mil | Thou	
1. a. Interest accrued and unpaid on deposits in domestic offices(5)			3645	31,590	1.a
b. Other expenses accrued and unpaid (includes accrued income taxes payable)			RCFD 3646	294,781	1.b
2. Net deferred tax liabilities (2)			3049	456,925	2
3. Allowance for credit losses on off-balance sheet credit exposures			B557	0	3
4. Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item)			2938	47,633	4
TEXT					
a. Accounts payable	3066	26,421			4.a
b. Deferred compensation liabilities	C011	0			4.b
c. Dividends declared but not yet payable	2932	0			4.c
d. Derivatives with a negative fair value held for purposes other than tradi	C012	0			4.d
e. 3552 Payable - settlement security trans	3552	13,583			4.e
f. 3553	3553	N/A			4.f
g. 3554	3554	N/A			4.g
5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20)			2930	**830,929**	5

(1) Include accrued interest receivable on loans, leases, debt securities, and other interest-bearing assets.
(2) See discussion of deferred income taxes in Glossary entry on "income taxes."
(3) Report interest-only strips receivable in the form of a security as available-for sale securities in Schedule RC, item 2.b, or as trading assets in Schedule RC, item 5, as appropriate.
(4) Include Federal Reserve stock, Federal Home Loan Bank stock, and bankers' bank stock
(5) For savings banks, includes "dividends" accrued and unpaid on deposits.

Schedule RC-H—Selected Balance Sheet Items for Domestic Offices

Dollar Amounts in Thousands	RCON	Domestic Offices Bil | Mil | Thou	
1. Customers' liability to this bank on acceptances outstanding	2155	976	1
2. Bank's liability on acceptances executed and outstanding	2920	976	2
3. *Securities purchased under agreements to resell*	B989	365,710	3
4. Securities sold under agreements to repurchase	B995	5,510,749	4
5. Other borrowed money	3190	6,402,347	5
EITHER			
6. Net due from own foreign offices, Edge and Agreement subsidiaries, and IBFs	2163	N/A	6
OR			
7. Net due to own foreign offices, Edge and Agreement subsidiaries, and IBFs	2941	11,706,317	7
8. Total assets (*excludes net due from foreign offices, Edge and Agreement subsidiaries,* and IBFs)	2192	53,055,191	8
9. Total liabilities (excludes net due to foreign offices, Edge and Agreement subsidiaries, and IBFs)	3129	38,072,445	9

In items 10-17 report the amortized (historical) cost of both held-to-maturity and available-for-sale securities in domestic offices.

	RCON	Bil | Mil | Thou	
10. U.S. Treasury securities	1039	219,838	10
11. U.S. Government agency obligations (exclude mortgage-backed securities)	1041	84,276	11
12. Securities issued by states and political subdivisions in the U.S.	1042	187,198	12
13. Mortgage-backed securities (MBS):			
a. Pass-through securities:			
(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1043	888,385	13.a.1
(2) Other pass-through securities	1044	0	13.a.2
b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):			
(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1209	2,998	13.b.1
(2) All other mortgage-backed securities	1280	29,661	13.b.2
14. Other domestic debt securities (include domestic asset-backed securities)	1281	117,715	14
15. Foreign debt securities (include foreign asset-backed securities)	1282	72,193	15
16. Investments in mutual funds and other equity securities with readily determinable fair values	A510	88,120	16
17. Total amortized (historical) cost of both held-to-maturity and available-for-sale secutities (sum of items 10 through 16)	1374	**1,690,384**	17
18. Equity securities that do not have readily determinable fair values	1752	380,967	18

Schedule RC-I—Selected Assets and Liabilities of IBFs

To be completed only by banks with IBFs and other "foreign" offices.

Dollar Amounts in Thousands	RCFN	Bil | Mil | Thou	
1. Total IBF assets of the consolidated bank (component of Schedule RC, item 12)	2133	0	1
2. Total IBF liabilities (component of Schedule RC, item 21)	2898	0	2

Schedule RC-K—Quarterly Averages (1)

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	
ASSETS			
1. Interest-bearing balances due from depository institutions	3381	55,108	1
2. U.S. Treasury securities and U.S. Government agency obligations (2) (excluding mortgage-backed securities)	B558	410,248	2
3. Mortgage-backed securities (2)	B559	944,389	3
4. All other securities (2, 3)(includes securities issued by states and political subdivisions in the U.S.)	B560	473,116	4
5. Federal funds sold and securities purchased under agreements to resell	3365	10,645,189	5
6. Loans:			
a. Loans in domestic offices:	RCON		
(1) Total loans	3360	34,515,634	6.a.1
(2) Loans secured by real estate	3385	23,269,920	6.a.2
(3) Loans to finance agricultural production and other loans to farmers	3386	199,131	6.a.3
(4) Commercial and industrial loans	3387	4,906,821	6.a.4
(5) Loans to individuals for household, family, and other personal expenditures:			
(a) Credit cards	B561	883,245	6.a.5.a
(b) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B562	1,231,835	6.a.5.b
	RCFN		
b. Total loans in foreign offices, Edge and Agreement subsidiaries, and IBFs	3360	892	6.b
	RCFD		
7. Trading assets	3401	36,382	7
8. Lease financing receivables (net of unearned income)	3484	2,650,485	8
9. Total assets(4)	3368	52,168,043	9
LIABILITIES			
10. Interest-bearing transaction accounts in domestic (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts) (exclude demand deposits)	RCON 3485	280,884	10
11. Nontransaction accounts in domestic offices:			
a. Savings deposits (includes MMDAs)	B563	18,348,823	11.a
b. Time deposits of $100,000 or more	A514	248,789	11.b
c. Time deposits of less than $100,000	A529	1,710,701	11.c
	RCFN		
12. Interest-bearing deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs	3404	9,745,448	12
	RCFD		
13. Federal funds purchased and securities sold under agreements to repurchase	3353	8,167,952	13
14. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	3355	5,933,723	14

(1) For all items, banks have the option of reporting either (1) an average of DAILY figures for the quarter, or (2) an average of WEEKLY figures (i.e., the Wednesday of each week of the quarter).
(2) Quarterly averages for all debt securities should be based on amortized cost.
(3) Quarterly averages for all equity securities should be based on historical cost.
(4) The quarterly averages for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

Schedule RC-L—Derivatives and Off-Balance Sheet Items

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measures of risk.

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou	
1. Unused commitments:					
a. Revolving, open-end lines secured by 1-4 family residential properties, e.g., home equity lines			3814	1,298,867	1.a
b. Credit card lines			3815	0	1.b
c. Commercial real estate, construction, and land development:					
(1) Commitments to fund loans secured by real estate			3816	81,703	1.c.1
(2) Commitments to fund loans not secured by real estate			6550	144,907	1.c.2
d. Securities underwriting			3817	0	1.d
e. Other unused commitments			3818	3,879,371	1.e
2. Financial standby letters of credit and foreign office guarantees			3819	17,061	2
a. Amount of financial standby letters of credit conveyed to others	3820	0			2.a
3. Performance standby letters of credit and foreign office guarantees			3821	224,859	3.
a. Amount of performance standby letters of credit conveyed to others	3822	10,541			3.a
4. Commercial and similar letters of credit			3411	7,292	4
5. Participations in acceptances (as described in the instructions) conveyed to others by the reporting bank			3428	0	5
6. Securities lent (including customers' securities lent where the customer is indemnified against loss by the reporting bank)			3433	493,292	6
7. Credit derivatives :					
a. Notional amount of credit derivatives on which the reporting bank is the guarantor			A534	0	7.a
(1) Gross positive fair value			C219	0	7.a.1
(2) Gross negative fair value			C220	0	7.a.2
b. Notional amount of credit derivatives on which the reporting bank is the beneficiary			A535	0	7.b
(1) Gross positive fair value			C221	0	7.b.1
(2) Gross negative fair value			C222	0	7.b.2
8. Spot foreign exchange contracts			8765	0	8
9. All other off-balance sheet liabilities (exclude derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, "Total equity capital")			3430	9,988,236	9
TEXT					
a. Securities borrowed	3432	9,988,236			9.a
b. Commitments to purchase when-issued securities	3434	0			9.b
c. 3555	3555	N/A			9.c
d. 3556	3556	N/A			9.d
e. 3557	3557	N/A			9.e
10. All other off-balance sheet assets (exclude derivatives)(itemize and describe each component of this item over 25% Schedule RC item 28., "Total equity capital")			5591	0	10
TEXT					
a. Commitments to sell when-issued securities	3435	0			10.a
b. 5592	5592	N/A			10.b
c. 5593	5593	N/A			10.c
d. 5594	5594	N/A			10.d
e. 5595	5595	N/A			10.e

	RCFD	Tril | Bil | Mil | Thou	
11. Year-to-date merchant credit card sales volume:			
a. Sales for which the reporting bank is the acquiring bank	C223	0	11.a
b. Sales for which the reporting bank is the agent bank with risk	C224	0	11.b

Schedule RC-L—Continued

Dollar Amounts in Thousands Derivatives Position Indicators	(Column A) Interest Rate Contracts	(Column B) Foreign Exchange Contracts	(Column C) Equity Derivative Contracts	(Column D) Commodity and Other Contracts	
12. Gross amounts (e.g., notional amounts) (for each column, sum of items 12.a through 12.e must equal sum of items 13 and 14):	Bil | Mil | Thou	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou	
	RCFD 8693	RCFD 8694	RCFD 8695	RCFD 8696	
a. Futures contracts	0	0	0	0	12.a
	RCFD 8697	RCFD 8698	RCFD 8699	RCFD 8700	
b. Forward contracts	0	0	0	0	12.b
c. Exchange-traded option contracts:	RCFD 8701	RCFD 8702	RCFD 8703	RCFD 8704	
(1) Written options	0	0	0	0	12.c.1
	RCFD 8705	RCFD 8706	RCFD 8707	RCFD 8708	
(2) Purchased options	0	0	0	0	12.c.2
d. Over-the-counter option contracts:	RCFD 8709	RCFD 8710	RCFD 8711	RCFD 8712	
(1) Written options	229,273	0	0	12,347	12.d.1
	RCFD 8713	RCFD 8714	RCFD 8715	RCFD 8716	
(2) Purchased options	220,045	0	0	12,349	12.d.2
	RCFD 3450	RCFD 3826	RCFD 8719	RCFD 8720	
e. Swaps	1,565,821	0	0	47,270	12.e
13. Total gross notional amount of derivative contracts held for trading	RCFD A126	RCFD A127	RCFD 8723	RCFD 8724	
	2,015,139	0	0	71,966	13
14. Total gross notional amount of derivative contracts held for purposes other than trading	RCFD 8725	RCFD 8726	RCFD 8727	RCFD 8728	
	0	0	0	0	14
a. Interest rate swaps where the bank has agreed to pay a fixed rate	RCFD A589				
	0				14.a
15. Gross fair values of derivative contracts:					
a. Contracts held for trading:	RCFD 8733	RCFD 8734	RCFD 8735	RCFD 8736	
(1) Gross positive fair value	24,762	0	0	9,268	15.a.1
	RCFD 8737	RCFD 8738	RCFD 8739	RCFD 8740	
(2) Gross negative fair value	21,465	0	0	8,888	15.a.2
b. Contracts held for purposes other than trading:	RCFD 8741	RCFD 8742	RCFD 8743	RCFD 8744	
(1) Gross positive fair value	0	0	0	0	15.b.1
	RCFD 8745	RCFD 8746	RCFD 8747	RCFD 8748	
(2) Gross negative fair value	0	0	0	0	15.b.2

Schedule RC-M—Memoranda

Dollar Amounts in Thousands		Number	RCFD	Bil | Mil | Thou	
1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:					
a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests			6164	347	1.a
b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations	6165	0			1.b
2. Intangible assets other than goodwill:					
a. Mortgage servicing Assets			3164	164	2.a
(1) Estimated fair value of mortgage servicing assets	A590	164			2.a.1
b. Purchased credit card relationships and nonmortgage servicing assets			B026	43	2.b
c. All other identifiable intangible assets			5507	2,518	2.c
d. Total (sum of items 2.a, 2.b, and 2.c) (must equal Schedule RC, item 10.b)			0426	**2,725**	2.d
3. Other real estate owned:					
a. Direct and indirect investments in real estate ventures			5372	0	3.a
b. All other real estate owned:			RCON		
(1) Construction, land development, and other land in domestic offices			5508	0	3.b.1
(2) Farmland in domestic offices			5509	886	3.b.2
(3) 1-4 family residential properties in domestic offices			5510	5,701	3.b.3
(4) Multifamily (5 or more) residential properties in domestic offices			5511	0	3.b.4
(5) Nonfarm nonresidential properties in domestic offices			5512	440	3.b.5
			RCFN		
(6) In foreign offices			5513	0	3.b.6
			RCFD		
c. Total (sum of items 3.a and 3.b) (must equal Schedule RC, item 7)			2150	**7,027**	3.c
4. Investments in unconsolidated subsidiaries and associated companies:					
a. Direct and indirect investments in real estate ventures			5374	0	4.a
b. All other investments in unconsolidated subsidiaries and associated companies			5375	0	4.b
c. Total (sum of items 4.a and 4.b) (must equal Schedule RC, item 8)			2130	**0**	4.c
5. Other borrowed money:					
a. Federal Home Loan Bank advances:					
(1) With a remaining maturity of one year or less (1)			2651	4,356,484	5.a.1
(2) With a remaining maturity of more than one year through three years			B565	770,714	5.a.2
(3) With a remaining maturity of more than three years			B566	950,000	5.a.3
b. Other borrowings:					
(1) With a remaining maturity of one year or less			B571	297,047	5.b.1
(2) With a remaining maturity of more than one year through three years			B567	26,201	5.b.2
(3) With a remaining maturity of more than three years			B568	1,901	5.b.3
c. Total (sum of items 5.a.(1) through 5.b.(3)) (must equal Schedule RC, item 16)			3190	**6,402,347**	5.c

		YES / NO	
6. Does the reporting bank sell private label or third party mutual funds and annuities?	B569	YES	6

	RCFD	Bil | Mil | Thou	
7. Assets under the reporting bank's management in proprietary mutual funds and annuities	B570	0	7

(1) Includes overnight Federal Home Loan Bank advances.

Wells Fargo Bank Minnesota, N.A.
Legal Title of Bank

FDIC Certificate Number - 05208

Schedule RC-N—Past Due and Nonaccrual Loans, Leases, and Other Assets

Dollar Amounts in Thousands	RCON	(Column A) Past due 30 through 89 days and still accruing Bil | Mil | Thou	RCON	(Column B) Past due 90 days or more and still accruing Bil | Mil | Thou	RCON	(Column C) Nonaccrual Bil | Mil | Thou	
1. Loans secured by real estate:							
a. Construction, land development, and other land loans in domestic offices	2759	4,599	2769	12	3492	654	1.a
b. Secured by farmland in domestic offices	3493	5,012	3494	0	3495	1,434	1.b
c. Secured by 1-4 family residential properties in domestic offices:							
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5398	4,755	5399	2,758	5400	0	1.c.1
(2) Closed-end loans secured by 1-4 family residential properties:							
(a) Secured by first liens	C236	189,655	C237	42,149	C229	56,049	1.c.2.a
(b) Secured by junior liens	C238	6,018	C239	2,447	C230	253	1.c.2.b
d. Secured by multifamily (5 or more) residential properties in domestic offices	3499	579	3500	0	3501	118	1.d
e. Secured by nonfarm nonresidential properties properties in domestic offices	3502	17,895	3503	98	3504	10,165	1.e
	RCFN		RCFN		RCFN		
f. In foreign offices	B572	0	B573	0	B574	0	1.f
2. Loans to depository institutions and acceptances of other banks:							
	RCFD		RCFD		RCFD		
a. To U.S. banks and other U.S. depository institutions	5377	0	5378	0	5379	0	2.a
b. To foreign banks	5380	0	5381	0	5382	0	2.b
3. Loans to finance agricultural production and other loans to farmers	1594	13,149	1597	449	1583	1,244	3
4. Commercial and industrial loans:							
a. To U.S. addressees (domicile)	1251	73,464	1252	1,531	1253	54,900	4.a
b. To non-U.S. addressees (domicile)	1254	0	1255	0	1256	0	4.b
5. Loans to individuals for household, family, and other personal expenditures:							
a. Credit cards	B575	12,100	B576	11,107	B577	0	5.a
b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B578	19,380	B579	12,998	B580	1,029	5.b
6. Loans to foreign governments and official institutions	5389	0	5390	0	5391	0	6
7. All other loans	5459	5,155	5460	917	5461	0	7
8. Lease financing receivables:							
a. Of U.S. addressees (domicile)	1257	53,177	1258	0	1259	144,051	8.a
b. Of non-U.S. addressees (domicile)	1271	0	1272	0	1791	0	8.b
9. Debt securities and other assets (exclude other real estate owned and other repossessed assets)	3505	0	3506	0	3507	0	9

Schedule RC-N—Continued

Amounts reported in Schedule RC-N, items 1 through 8, above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

Dollar Amounts in Thousands	RCFD	(Column A) Past due 30 through 89 days and still accruing	RCFD	(Column B) Past due 90 days or more and still accruing	RCFD	(Column C) Nonaccrual	
10. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government	5612	136,023	5613	40,358	5614	32,226	10
a. Guaranteed portion of loans and leases included in item 10 above	5615	135,912	5616	40,337	5617	32,168	10.a

Memoranda

Dollar Amounts in Thousands	RCFD	(Column A) Past due 30 through 89 days and still accruing	RCFD	(Column B) Past due 90 days or more and still accruing	RCFD	(Column C) Nonaccrual	
1. Restructured loans and leases included in Schedule RC-N, items 1 through 8, above (and not reported in Schedule RC-C, Part I, Memorandum item 1)	1658	0	1659	0	1661	0	M.1
2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC-N, items 4 and 7, above	6558	5,742	6559	344	6560	457	M.2
3. Loans secured by real estate to non-U.S. addresses (domicile) (included in Schedule RC-N, item 1, above)	1248	0	1249	0	1250	0	M.3
4. Not applicable							
5. Loans and leases held for sale (included in Schedule RC-N, items 1 through 8, above)	C240	36,384	C241	15,147	C226	4,315	M.5

	RCFD	(Column A) Past due 30 through 89 days	RCFD	(Column B) Past due 90 days or more	
6. Interest rate, foreign exchange rate, and other commodity and equity contracts: Fair value of amounts carried as assets	3529	0	3530	0	M.6

Person to whom questions about the Reports of Condition and Income should be directed:

Karen B. Martin, Regulatory Reporting
Name and Title (TEXT 8901)

karen.b.martin@wellsfargo.com
E-mail Address (TEXT 4086)

(612) 667-3975 (612) 667-3659
Telephone: Area code/phone number/extension (TEXT 890 FAX: Area code/phone number (TEXT 9116)

Schedule RC-O—Other Data for Deposit Insurance and FICO Assessments

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou	
1. Unposted debits (see instructions):			
a. Actual amount of all unposted debits	0030	0	1.a
OR			
b. Separate amount of unposted debits:			
(1) Actual amount of unposted debits to demand deposits	0031	N/A	1.b.1
(2) Actual amount of unposted debits to time and savings deposits (1)	0032	N/A	1.b.2
2. Unposted credits (see instructions):			
a. Actual amount of all unposted credits	3510	0	2.a
OR			
b. Separate amount of unposted credits:			
(1) Actual amount of unposted credits to demand deposits	3512	N/A	2.b.1
(2) Actual amount of unposted credits to time and savings deposits (1)	3514	N/A	2.b.2
3. Uninvested trust funds (cash) held in bank's own trust department (not included in total deposits in domestic offices)	3520	0	3
4. Deposits of consolidated subsidiaries in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions (not included in total deposits):			
a. Demand deposits of consolidated subsidiaries	2211	83,048	4.a
b. Time and savings deposits (1) of consolidated subsidiaries	2351	0	4.b
c. Interest accrued and unpaid on deposits of consolidated subsidiaries	5514	0	4.c
5. Deposits in insured branches in Puerto Rico and U.S. territories and possessions			
a. Demand deposits in insured branches (included in Schedule RC-E, Part II)	2229	0	5.a
b. Time and saving deposits (1) in insured branches (included in Schedule RC-E, Part II)	2383	0	5.b
c. Interest accrued and unpaid on deposits in insured branches (included in Schedule RC-G, item 1.b)	5515	0	5.c
6. *Reserve balances actually passed through to the Federal Reserve by the reporting bank on* behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:			
a. Amount reflected in demand deposits (included in Schedule RC-E, Part I, Item 7 column B)	2314	0	6.a
b. Amount reflected in time and savings deposits (1) (included in Schedule RC-E, Part I, Item 7, column A or C, but not column B)	2315	0	6.b
7. Unamortized premiums and discounts on time and savings deposits: (1,2)			
a. Unamortized premiums	5516	0	7.a
b. Unamortized discounts	5517	0	7.b
8. To be completed by banks with " Oakar deposits ".			
a. Deposits purchased or acquired from other FDIC-insured institutions during the quarter (exclude deposits purchased or acquired from foreign offices other than insured branches in Puerto Rico and U.S. territories and possessions):			
(1) Total deposits purchased or acquired from other FDIC-insured institutions during the quarter	A531	0	8.a.1
(2) Amount of purchased or acquired deposits reported in item 8.a.(1) above attributable to a secondary fund (i.e., BIF members report deposits attributable to SAIF; SAIF members report deposits attributable to BIF)	A532	0	8.a.2
b. Total deposits sold or transferred to other FDIC-insured institutions during the quarter *(exclude sales or transfers by the reporting bank of deposits in foreign offices other* than insured branches in Puerto Rico and U.S. territories and possessions)	A533	0	8.b

(1) For FDIC and FICO insurance assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.
(2) Exclude core deposit intangibles.

Schedule RC-O—Continued

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou	
9. Deposits in lifeline accounts	5596		9
10. Benefit-responsive "Depository Institution Investment Contracts" (included in total deposits in domestic offices)	8432	0	10
11. Adjustments to demand deposits in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions reported in Schedule RC-E for certain reciprocal demand balances :			
a. Amount by which demand deposits would be reduced if the reporting bank's reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions that were reported on a gross basis in Schedule RC-E had been reported on a net basis	8785	0	11.a
b. Amount by which demand deposits would be increased if the reporting bank's reciprocal demand balances with foreign banks and foreign offices of other U.S. banks (other than insured branches in Puerto Rico and U.S. territories and possessions) that were reported on a net basis in Schedule RC-E had been reported on a gross basis	A181	0	11.b
c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of the reporting bank's net reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions in Schedule RC-E	A182	0	11.c
12. Amount of assets netted against deposit liabilities in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions on the balance sheet (Schedule RC) in accordance with generally accepted accounting principles (exclude amounts related to reciprocal demand balances):			
a. Amount of assets netted against demand deposits	A527	0	12.a
b. Amount of assets netted against time and savings deposits	A528	0	12.b

Memoranda (to be completed each quarter except as noted)

Dollar Amounts in Thousands		Number	RCON	Bil | Mil | Thou	
1. Total deposits in domestic offices of the bank and in insured branches in Puerto Rico and U.S. territories and possessions (sum of Memorandum items 1.a.(1) and 1.b.(1) must equal the sum of Schedule RC, item 13.a, and Schedule RC-O, items 5.a and 5.b):					
a. Deposit accounts of $100,000 or less:					
(1) Amount of deposit accounts of $100,0000 or less			2702	8,514,210	M.1.a 1
(2) Number of deposit accounts of $100,000 or less **(to be completed for the June report only)**	3779	N/A			M.1.a 2
b. Deposit accounts of more than $100,000:					
(1) Amount of deposit accounts of more than $100,000			2710	14,796,277	M.1.b 1
(2) Number of deposit accounts of more than $100,000	2722	15,172			M.1.b 2
2. Memorandum item 2 is to be completed by all banks. **Estimated amount of uninsured deposits in domestic offices of the bank and in insured branches in Puerto Rico and U.S. territories and possessions (see instructions)**			5597	13,279,077	M.2

3. *Has the reporting institution been consolidated with a parent bank or savings association in that parent bank's or parent savings association's Call Report or Thrift Financial Report ?*
If so, report the legal title and FDIC Certificate Number of the parent bank or parent savings association:

Text	RCON	FDIC Cert No.	
A545	A545	N/A	M.3

Schedule RC-R—Regulatory Capital

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	
Tier 1 capital			
1. Total equity capital (from Schedule RC, item 28)	3210	3,276,429	1
2. LESS: Net unrealized gains (losses) on available-for-sale securities (1) (if a gain, report as a positive value; if a loss, report as a negative value)	8434	26,602	2
3. LESS: Net unrealized loss on available-for-sale EQUITY securities (1) (report loss as a positive valu	A221	1,180	3
4. LESS: Accumulated net gains (losses) on cash flow hedges (1) (if a gain, report as a positive value; if a loss, report as a negative value)	4336	0	4
5. LESS: Nonqualifying perpetual preferred stock	B588	0	5
6. Qualifying minority interests in consolidated subsidiaries	B589	0	6
7. LESS: Disallowed goodwill and other disallowed intangible assets	B590	138,899	7
8. Subtotal (sum of items 1 and 6, less items 2, 3, 4, 5, and 7)	C227	**3,109,748**	8
9.a. LESS: Disallowed servicing assets and purchased credit card relationships	B591	16	9.a
b. LESS: Disallowed deferred tax assets	5610	0	9.b
10. Other additions to (deductions from) Tier 1 capital	B592	0	10
11. Tier 1 capital (sum of items 8 and 10, less items 9.a and 9.b)	8274	**3,109,732**	11
Tier 2 Capital			
12. Qualifying subordinated debt and redeemable preferred stock	5306	0	12
13. Cumulative perpetual preferred stock includible in Tier 2 capital	B593	0	13
14. Allowance for loan and lease losses includible in Tier 2 capital	5310	267,930	14
15. Unrealized gains on available-for-sale equity securities includible in Tier 2 capital	2221	0	15
16. Other Tier 2 capital components	B594	0	16
17. Tier 2 capital (sum of items 12 through 16)	5311	**267,930**	17
18. Allowable Tier 2 capital (lesser of item 11 or 17)	8275	**267,930**	18
19. Tier 3 capital allocated for market risk	1395	0	19
20. LESS: Deductions for total risk-based capital	B595	0	20
21. Total risk-based capital (sum of items 11, 18, and 19, less item 20)	3792	**3,377,662**	21
Total assets for leverage ratio			
22. Average total assets (from Schedule RC-K, item 9)	3368	**52,168,043**	22
23. LESS: Disallowed goodwill and other disallowed intangible assets (from item 7 above)	B590	**138,899**	23
24. LESS: Disallowed servicing assets and purchased credit card relationships (from item 9.a above)	B591	**16**	24
25. LESS: Disallowed deferred tax assets (from item 9.b above)	5610	**0**	25
26. LESS: Other deductions from assets for leverage capital purposes	B596	0	26
27. Average total assets for leverage capital purposes (item 22 less items 23 through 26)	A224	**52,029,128**	27
Adjustments for financial subsidiaries			
28.a Adjustment to Tier 1 capital reported in item 11	C228	0	28.a
b. Adjustment to total risk-based capital reported in item 21	B503	0	28.b
29. Adjustment to risk-weighted assets reported in item 62	B504	0	29
30. Adjustment to average total assets reported in item 27	B505	0	30

Capital Ratios
(Column B is to be completed by all banks. Column A is to be completed by banks with financial subsidiaries)

	RCFD	(Column A) Percentage	RCFD	(Column B) Percentage	
31. Tier 1 leverage ratio (2)	7273	**N/A**	7204	**5.98%**	31
32. Tier 1 risk-based capital ratio (3)	7274	**N/A**	7206	**11.10%**	32
33. Total risk-based capital ratio (4)	7275	**N/A**	7205	**12.06%**	33

(1) Report amount included in Schedule RC, item 26.b, "Accumulated other comprehensive income."
(2) The ratio for column B is item 11 divided by item 27. The ratio for column A is item 11 minus item 28.a divided by (item 27 minus item 30).
(3) The ratio for column B is item 11 divided by item 62. The ratio for column A is item 11 minus item 28.a divided by (item 62 minus item 29).
(4) The ratio for column B is item 21 divided by item 62. The ratio for column A is item 21 minus item 28.b divided by (item 62 minus item 29).

Schedule RC-R—Continued

Banks are not required to risk-weight each on-balance sheet asset and the credit equivalent amount of each off-balance sheet item that qualifies for a risk weight of less than 100 percent (50 percent for derivatives) at its lower risk rate. When completing items 34 through 54 of Schedule RC-R, each bank should decide for itself how detailed a risk-weight analysis it wishes to perform. In other words, a bank can choose from among its assets and off-balance sheet items that have a risk weight of less than 100 percent which ones to risk-weight at an appropriate lower risk, or it can simply risk-weight some or all of these items at a 100 percent risk weight (50 percent for derivatives).

	(Column A) Totals (from Schedule RC)	(Column B) Items Not Subject to Risk-Weighting	(Column C)	(Column D)	(Column E)	(Column F)	
			Allocation by Risk Weight Category				
Dollar Amounts in Thousands			0%	20%	50%	100%	
Balance Sheet Asset Catagories	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	
34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b)	RCFD 0010 **1,528,080**		RCFD B600 417,647	RCFD B601 1,110,433		RCFD B602 0	34
35. Held-to-maturity securities	RCFD 1754 **0**	RCFD B603 0	RCFD B604 0	RCFD B605 0	RCFD B606 0	RCFD B607 0	35
36. Available-for-sale securities	RCFD 1773 **1,733,290**	RCFD B608 44,086	RCFD B609 502,932	RCFD B610 776,349	RCFD B611 89,586	RCFD B612 320,337	36
37. Federal funds sold and securities purchased under agreements to resell	RCFD C225 **14,150,664**		RCFD C063 0	RCFD C064 14,150,664		RCFD B520 0	37
38. Loans and leases held for sale	RCFD 5369 **13,923,626**	RCFD B617 0	RCFD B618 0	RCFD B619 2,426,150	RCFD B620 11,497,476	RCFD B621 0	38
39. Loans and leases, net of unearned income (1)	RCFD B528 **20,607,914**	RCFD B622 0	RCFD B623 0	RCFD B624 3,844,375	RCFD B625 5,605,634	RCFD B626 11,157,905	39
40. LESS: Allowance for loan and lease losses	RCFD 3123 **267,930**	RCFD 3123 **267,930**					40
41. Trading assets	RCFD 3545 **35,760**	RCFD B627 33,848	RCFD B628 0	RCFD B629 1,912	RCFD B630 0	RCFD B631 0	41
42. All other assets (2)	RCFD B639 **1,456,401**	RCFD B640 138,915	RCFD B641 59,328	RCFD B642 313,060	RCFD B643 80,381	RCFD 5339 864,717	42
43. Total assets (sum of items 34 through 42)	RCFD 2170 **53,167,805**	RCFD B644 **(51,081)**	RCFD 5320 **979,907**	RCFD 5327 **22,622,943**	RCFD 5334 **17,273,077**	RCFD 5340 **12,342,959**	43

(1) Include any allocated transfer risk reserve in column B.
(2) Includes premises and fixed assets, other real estate owned, investments in unconsolidated subsidiaries and associated companies, customers' liability on acceptances outstanding, intangible assets, and other assets.

Schedule RC-R—Continued

Dollar Amounts in Thousands	(Column A) Face Value or Notional Amount	Credit Conversion Factor	(Column B) Credit Equivalent Amount (1)	(Column C) 0%	(Column D) 20%	(Column E) 50%	(Column F) 100%	
				Allocation by Risk Weight Category				
	Bil | Mil | Thou		Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	
Derivatives and Off-Balance Sheet Items	RCFD B546	See footnote 2	RCFD B547	RCFD B548	RCFD B581	RCFD B582	RCFD B583	
44. Financial standby letters of credit	17,061	1.000	17,061	0	0	0	17,061	44
45. Performance standby letters of	RCFD 3821		RCFD B650	RCFD B651	RCFD B652	RCFD B653	RCFD B654	
of credit	**224,859**	.50	**112,430**	0	0	0	112,430	45
46. Commercial and similar letters	RCFD 3411		RCFD B655	RCFD B656	RCFD B657	RCFD B658	RCFD B659	
of credit	**7,292**	.20	**1,458**	0	0	0	1,458	46
47. Risk participations in bankers acceptances acquired by the	RCFD 3429		RCFD B660	RCFD B661	RCFD B662		RCFD B663	
reporting institution	0	1.00	**0**	0	0		0	47
	RCFD 3433		RCFD B664	RCFD B665	RCFD B666	RCFD B667	RCFD B668	
48. Securities lent	**493,292**	1.00	**493,292**	0	493,292	0	0	48
49. Retained recourse on small business	RCFD A250		RCFD B669	RCFD B670	RCFD B671	RCFD B672	RCFD B673	
obligations sold with recourse	**0**	1.00	**0**	0	0	0	0	49
50. Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a	RCFD B541	See Below	RCFD B542				RCFD B543	
dollar-for-dollar capital requirement	0	12.500	0				**0**	50
51. All other financial assets sold with	RCFD B675		RCFD B676	RCFD B677	RCFD B678	RCFD B679	RCFD B680	
recourse	0	1.00	**0**	0	0	0	0	51
52. All other off-balance sheet	RCFD B681		RCFD B682	RCFD B683	RCFD B684	RCFD B685	RCFD B686	
liabilities	0	1.00	**0**	0	0	0	0	52
53. Unused commitments with an original	RCFD 3833		RCFD B687	RCFD B688	RCFD B689	RCFD B690	RCFD B691	
maturity exceeding one year	4,503,647	.50	**2,251,824**	0	0	0	2,251,824	53
			RCFD A167	RCFD B693	RCFD B694	RCFD B695		
54. Derivative contracts			50,666	0	12,076	38,590		54

(1) Column A multiplied by credit conversion factor.
(2) For financial standby letters of credit to which the low-level exposure rule applies, use a credit conversion factor of 12.5 or an institution-specific factor. For other financial standby letters of credit, use a credit conversion factor of 1.00. See instructions for further information.
(3) Or institution-specific factor.

Wells Fargo Bank Minnesota, N.A.
Legal Title of Bank

FDIC Certificate Number - 05208

Schedule RC-R—Continued

Dollar Amounts in Thousands	(Column C) 0% Bil | Mil | Thou	(Column D) 20% Bil | Mil | Thou	(Column E) 50% Bil | Mil | Thou	(Column F) 100% Bil | Mil | Thou	
	Allocation by Risk Weight Category				
Totals					
55. Total assets, derivatives, and off-balance sheet items by risk weight category (for each column, sum of items 43 through 54)	RCFD B696 **979,907**	RCFD B697 **23,128,311**	RCFD B698 **17,311,667**	RCFD B699 **14,725,732**	55
56. Risk weight factor	* 0%	* 20%	* 50%	* 100%	56
57. Risk-weighted assets by risk weight category (for each column, item 55 multiplied by item 56)	RCFD B700 **0**	RCFD B701 **4,625,662**	RCFD B702 **8,655,834**	RCFD B703 **14,725,732**	57
58. Market risk equivalent assets				RCFD 1651 0	58
59. Risk-weighted assets before deductions for excess allowance for loan and lease losses and allocated transfer risk reserve (sum of item 57, columns C through F, and item 58)				RCFD B704 **28,007,228**	59
60. LESS: Excess allowance for loan and lease losses				RCFD A222 0	60
61. LESS: Allocated transfer risk reserve				RCFD 3128 0	61
62. Total risk-weighted assets (item 59 minus items 60 and 61)				RCFD A223 **28,007,228**	62

Memoranda

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	
1. Current credit exposure across all derivative contracts covered by the risk-based capital standards	8764	34,030	M.1

	With a remaining maturity of						
	(Column A) One year or less		(Column B) Over one year through five years		(Column C) Over five years		
2. Notional principal amounts of derivative contracts: (1)	RCFD	Tril | Bil | Mil | Thou	RCFD	Tril | Bil | Mil | Thou	RCFD	Tril | Bil | Mil | Thou	
a. Interest rate contracts	3809	407,991	8766	1,034,007	8767	343,868	M.2.a
b. Foreign exchange contracts	3812	0	8769	0	8770	0	M.2.b
c. Gold contracts	8771	0	8772	0	8773	0	M.2.c
d. Other precious metals contracts	8774	0	8775	0	8776	0	M.2.d
e. Other commodity contracts	8777	42,300	8778	17,319	8779	0	M.2.e
f. Equity derivative contracts	A000	0	A001	0	A002	0	M.2.f

(1) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

Schedule RC-S—Securitization and Asset Sale Activities

Dollar Amounts in Thousands	(Column A) 1-4 Family Residential Loans	(Column B) Home Equity Loans	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial and Industrial Loans	(Column G) All Other Loans and All Leases	
	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	
Bank Securitization Activities								
1. Outstanding principal balance of assets sold and securitized by the reporting bank with servicing retained or with recourse or other seller-provided credit enhancements	RCFD B705 0	RCFD B706 0	RCFD B707 0	RCFD B708 137	RCFD B709 0	RCFD B710 0	RCFD B711 0	1
2. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to structurs reported in item 1 in the form of:								
a. Retained interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5)	RCFD B712 0	RCFD B713 0	RCFD B714 0	RCFD B715 0	RCFD B716 0	RCFD B717 0	RCFD B718 0	2.a
b. Standby letters of credit, subordinated securities, and other enhancements	RCFD B719 0	RCFD B720 0	RCFD B721 0	RCFD B722 0	RCFD B723 0	RCFD B724 0	RCFD B725 0	2.b
3. Reporting bank's unused commitments to provide liquidity to structures reported in item 1	RCFD B726 0	RCFD B727 0	RCFD B728 0	RCFD B729 0	RCFD B730 0	RCFD B731 0	RCFD B732 0	3
4. Past due loan amounts included in item 1:								
a. 30-89 days past due	RCFD B733 0	RCFD B734 0	RCFD B735 0	RCFD B736 0	RCFD B737 0	RCFD B738 0	RCFD B739 0	4.a
b. 90 days or more past due	RCFD B740 0	RCFD B741 0	RCFD B742 0	RCFD B743 0	RCFD B744 0	RCFD B745 0	RCFD B746 0	4.b
5. Charge-offs and recoveries on assets sold and securitized with servicing retained or with recourse or other seller-provided credit enhancements (calendar year-to-date):								
a. Charge-offs	RIAD B747 0	RIAD B748 0	RIAD B749 0	RIAD B750 0	RIAD B751 0	RIAD B752 0	RIAD B753 0	5.a
b. Recoveries	RIAD B754 0	RIAD B755 0	RIAD B756 0	RIAD B757 0	RIAD B758 0	RIAD B759 0	RIAD B760 0	5.b

Schedule RC-S—Continued

Dollar Amounts in Thousands	(Column A) 1-4 Family Residential Loans (Bil | Mil | Thou)	(Column B) Home Equity Loans (Bil | Mil | Thou)	(Column C) Credit Card Receivables (Bil | Mil | Thou)	(Column D) Auto Loans (Bil | Mil | Thou)	(Column E) Other Consumer Loans (Bil | Mil | Thou)	(Column F) Commercial and Industrial Loans (Bil | Mil | Thou)	(Column G) All Other Loans and All Leases (Bil | Mil | Thou)	
6. Amount of ownership (or seller's) interest carried as:								
a. Securities (included in RC-B or RC, item 5)		RCFD B761 0	RCFD B762 0			RCFD B763 0		6.a
b. Loans (included in Schedule RC-C)		RCFD B500 0	RCFD B501 0			RCFD B502 0		6.b
7. Past due loan amounts included in interests reported in item 6.a:								
a. 30-89 days past due		RCFD B764 0	RCFD B765 0			RCFD B766 0		7.a
b. 90 days or more past due		RCFD B767 0	RCFD B768 0			RCFD B769 0		7.b
8. Charge-offs and recoveries on loan amounts included in interests reported in item 6.a (calendar year-to-date):								
a. Charge-offs		RIAD B770 0	RIAD B771 0			RIAD B772 0		8.a
b. Recoveries		RIAD B773 0	RIAD B774 0			RIAD B775 0		8.b
For Securitization Facilities Sponsored By or Otherwise Established By Other Institutions								
9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions' securitization structures in the form of standby letters of credit, purchased subordinated securities, and other enhancements	RCFD B776 0	RCFD B777 0	RCFD B778 0	RCFD B779 0	RCFD B780 0	RCFD B781 0	RCFD B782 0	9
10. Reporting bank's unused commitments to provide liquidity to other institutions' securitization structures	RCFD B783 0	RCFD B784 0	RCFD B785 0	RCFD B786 0	RCFD B787 0	RCFD B788 0	RCFD B789 0	10

Schedule RC-S—Continued

Dollar Amounts in Thousands	(Column A) 1-4 Family Residential Loans	(Column B) Home Equity Loans	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial and Industrial Loans	(Column G) All Other Loans and All Leases	
	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	
Bank Asset Sales								
11. Assets sold with recourse or other seller-provided credit enhancements and not securitized by the reporting bank	RCFD B790	RCFD B791	RCFD B792	RCFD B793	RCFD B794	RCFD B795	RCFD B796	
	0	0	0	0	0	0	0	11
12. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to assets reported in item 11	RCFD B797	RCFD B798	RCFD B799	RCFD B800	RCFD B801	RCFD B802	RCFD B803	
	0	0	0	0	0	0	0	12

Memoranda

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	
1. Small Business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act of 1994:			
a. Outstanding principal balance	A249	0	M.1.a
b. Amount of retained recourse on these obligations as of the report date	A250	0	M.1.b
2. Outstanding principal balance of assets serviced for others:			
a. 1-4 family residential mortgages serviced with recourse or other servicer-provided credit enhancements	B804	0	M.2.a
b. 1-4 family residential mortgages serviced with no recourse or other servicer-provided credit enhancements	B805	281	M.2.b
c. Other financial assets (1)	A591	109,946	M.2.c
3. Asset-backed commercial paper conduits:			
a. Maximum amount of credit exposure arising from credit enhancements provided to conduit structures in the form of standby lett credit, subordinated securities, and other enhancements:			
(1) Conduits sponsored by the bank, a bank affiliate, or the bank's holding company	B806	0	M.3.a.1
(2) Conduits sponsored by other unrelated institutions	B807	0	M.3.a.2
b. Unused commitments to provide liquidity to conduit structures:			
(1) Conduits sponsored by the bank, a bank affiliate, or the bank's holding company	B808	0	M.3.b.1
(2) Conduits sponsored by other unrelated institutions	B809	0	M.3.b.2

(1) Memorandum item 2.c is to be completed if the principal balance of other financial assets serviced for others is more than $10 million.

Schedule RC-T—Fiduciary and Related Services

Items 12 through 23 and Memorandum item 4 will not be made available to the public on an individual institution basis.

	RCFD	YES / NO	
1. Does the bank have fiduciary powers? (If "NO", do not complete Schedule RC-T.)	A345	YES	1
2. Does the bank exercise the fiduciary powers it has been granted?	A346	YES	2
3. Does the bank have any fiduciary or related activity (in the form of assets or accounts) to report in this schedule? (If "NO", do not complete the rest of Schedule RC-T.)	B867	YES	3

If the answer to item 3 is "YES", complete the applicable items of Schedule RC-T, as follows:

Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $250 million (as of the preceding December 31) or with gross fiduciary and related services income greater than 10% of revenue (net interest income plus noninterest income) for the preceeding calendar year must complete:
- Items 4 through 19.a quarterly,
- Items 20 through 23 annually with the December report, and
- Memorandum items 1 through 4 annually with the December report.

Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $100 million but less than or equal to $250 million (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:
- Items 4 through 23 annually with the December report, and
- Memorandum items 1 through 4 annually with the December report.

Institutions with total fiduciary assets (item 9, sum of columns A and B) of $100 million or less (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:
- Items 4 through 11 annually with the December report, and
- Memorandum items 1 through 3 annually with the December report.

Dollar Amounts in Thousands	(Column A) Managed Assets Tril | Bil | Mil | Thou	(Column B) Non-Managed Assets Tril | Bil | Mil | Thou	(Column C) Number of Managed Accounts	(Column D) Number of Non-Managed Accounts	
FIDUCIARY AND RELATED ASSETS	RCFD B868	RCFD B869	RCFD B870	RCFD B871	
4. Personal trust and agency accounts	7,193,142	764,023	7,781	196	4
5. Retirement related trust and agency accounts:	RCFD B872	RCFD B873	RCFD B874	RCFD B875	
a. Employee benefit-defined contribution	220,911	1,840,002	23	397	5.a
	RCFD B876	RCFD B877	RCFD B878	RCFD B879	
b. Employee benefit-defined benefit	2,213,508	10,294,741	28	313	5.b
	RCFD B880	RCFD B881	RCFD B882	RCFD B883	
c. Other retirement accounts	3,512,269	28,088,874	1,528	5,126	5.c
	RCFD B884	RCFD B885	RCFD C001	RCFD C002	
6. Corporate trust and agency accounts	842,041	39,593,189	40	11,177	6
	RCFD B886		RCFD B888		
7. Inventment management agency accounts	229,548		220		7
	RCFD B890	RCFD B891	RCFD B892	RCFD B893	
8. Other fiduciary accounts	86,728	10,270	51	11	8

Schedule RC-T—Continued

Dollar Amounts in Thousands	(Column A) Managed Assets Tril | Bil | Mil | Thou	(Column B) Non-Managed Assets Tril | Bil | Mil | Thou	(Column C) Number of Managed Accounts	(Column D) Number of Non-Managed Accounts	
FIDUCIARY AND RELATED ASSETS—Continued					
9. Total fiduciary accounts (sum of items 4 through 8)	RCFD B894 **14,298,147**	RCFD B895 **80,591,099**	RCFD B896 **9,671**	RCFD B897 **17,220**	9
10. Custody and safekeeping accounts		RCFD B898 171,806,467		RCFD B899 3,161	10
11. Fiduciary accounts held in foreign ofices (included in items 9 and 10)	RCFN B900 0	RCFN B901 0	RCFN B902 0	RCFN B903 0	11

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	
FIDUCIARY AND RELATED SERVICES INCOME			
12. Personal trust and agency accounts	B904	17,292	12
13. Retirement related trust and agency accounts:			
a. Employee benefit—defined contribution	B905	524	13.a
b. Employee benefit—defined benefit	B906	4,191	13.b
c. Other retirement accounts	B907	5,763	13.c
14. Corporate trust and agency accounts	A479	14,652	14
15. Investment management agency accounts	B908	8,082	15
16. Other fiduciary accounts	A480	8,842	16
17. Custody and safekeeping accounts	B909	4,005	17
18. Other fiduciary and related services income	B910	2,498	18
19. Total gross fiduciary and related services income (sum of items 12 through 18) (must equal Schedule RI, item 5.a)	4070	**65,849**	19
a. Fiduciary and related services income-foreign offices (included in item 19) B912 0			19.a
20. Less: Expenses	C058	0	20
21. Less: Net losses from fiduciary and related services	A488	0	21
22. Plus: Intracompany income credits for fiduciary and related services	B911	0	22
23. Net fiduciary and related services income	A491	**65,849**	23

Memoranda

Dollar Amounts in Thousands	RCFD	Managed Assets Bil | Mil | Thou	
1. Managed assets held in personal trust and agency accounts:			
a. Non interest-bearing deposits	B913	1,579	M.1.a
b. Interest-bearing deposits	B914	4,241	M.1.b
c. U.S. Treasury and U.S. Government agency obligations	B915	427,602	M.1.c
d. State, county and municipal obligations	B916	809,662	M.1.d
e. Money market mutual funds	B917	3	M.1.e
f. Other short-term obligations	B918	650	M.1.f
g. Other notes and bonds	B919	114,942	M.1.g
h. Common and preferred stocks	B920	5,640,115	M.1.h
i. Real estate mortgages	B921	4,083	M.1.i
j. Real estate	B922	90,587	M.1.j
k. Miscellaneous assets	B923	99,678	M.1.k
l. Total assets of managed personal trust and agency accounts (sum of Memorandum items 1.a through 1.k) (must equal Schedule RC-T, item 4, column A)	B868	**7,193,142**	M.1.l

Schedule RC-T—Continued

Memoranda—Continued

Dollar Amounts in Thousands	RCFD	(Column A) Number of Issues	RCFD	(Column B) Principal Amount Outstanding Bil | Mil | Thou	
2. Corporate trust and agency accounts:					
a. Corporate and municipal trusteeships	B927	0	B928	0	M.2.a
b. Transfer agent, registrar, paying agent, and other corporate agency	B929	0			M.2.b

Dollar Amounts in Thousands	RCFD	(Column A) Number of Funds	RCFD	(Column B) Market Value of Fund Assets Bil | Mil | Thou	
3. Collective investment funds and common trust funds:					
a. Domestic equity	B931	0	B932	0	M.3.a
b. International/Global equity	B933	0	B934	0	M.3.b
c. Stock/Bond blend	B935	0	B936	0	M.3.c
d. Taxable bond	B937	0	B938	0	M.3.d
e. Municipal bond	B939	0	B940	0	M.3.e
f. Short term investments/Money market	B941	0	B942	0	M.3.f
g. Specialty/Other	B943	0	B944	0	M.3.g
h. Total collective investment funds (sum of Memorandum items 3.a through 3.g)	B945	**0**	B946	**0**	M.3.h

Dollar Amounts in Thousands	RIAD	(Column A) Gross Losses Managed Accounts Mil | Thou	RIAD	(Column B) Gross Losses Non-Managed Accounts Mil | Thou	RIAD	(Column C) Recoveries Mil | Thou	
4. Fiduciary settlements, surcharges and other losses:							
a. Personal trust and agency accounts	B947	0	B948	0	B949	0	M.4.a
b. Retirement related trust and agency accounts	B950	0	B951	0	B952	0	M.4.b
c. Investment management agency accounts	B953	0	B954	0	B955	0	M.4.c
d. Other fiduciary accounts and related services	B956	0	B957	0	B958	0	M.4.d
e. Total fiduciary settlements, surcharges, and other losses (sum of Memorandum items 4.a through 4.d) (sum of columns A and B minus column C must equal Schedule RC-T, item 21)	B959	**0**	B960	**0**	B961	**0**	M.4.e

Person to whom questions about Schedule RC-T—Fiduciary and Related Services should be directed:

Karen B. Martin, Vice President
Name and Title (TEXT B962)

karen.b.martin@wellsfargo.com
E-mail Address (TEXT B926)

612-667-3975 612-667-3659
Telephone: Area code/phone number/extension (TEXT B96 FAX: Area code/phone number (TEXT B964)

Optional Narrative Statement Concerning the Amounts Reported in the Reports of Condition and Income

at close of business on March 31, 2002

Wells Fargo Bank Minnesota, N.A.	Minneapolis	MN
Legal Title of Bank	**City**	**State**

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in Schedule RC-T, items 12 through 23 and Memorandum item 4, is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-T, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the "No comment" box below and should make no entries of any kind in the space provided for the narrative statement; I.e., DO NOT enter in this space such phrases as "No statement," "Not applicable," "N/A," "No comment," and "None."

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 characters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will appear as the bank's statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall taken by the submitting bank to ensure the statement's accura The statement must be signed, in the space provided below, b senior officer of the bank who thereby attests to its acuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and Income, the existing narrative statement will be deleted from th files, and from disclosure; the bank, at its option, may replace i a statement, under signature, appropriate to the amended data

The optional narrative statement will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management the bank (except for the trucnation of the statements exceedin 750-character limit described above.) THE STATEMENT WILL N BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THE ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.

X = NO COMMENT Y = COMMENT ______ 6979 X

BANK MANAGEMENT STATEMENT (please type or print clearly):

TEXT (70 characters per line)

6980

Signature of Executive Officer of Bank **Date of Signature**

THIS PAGE IS TO BE COMPLETED BY ALL BANKS

Transmitted to EDS as 0184745 on 04/30/02 at 13:40:46 CST

42

NAME AND ADDRESS OF BANK

Wells Fargo Bank Minnesota, N.A.
Sixth Street and Marquette Avenue
Minneapolis, MN 55479

OMB No. For OCC: 1557-0081
OMB No. For FDIC: 3064-0052
OMB No. For Federal Reserve: 7100-0036
Expiration Date: 3/31/2004

SPECIAL REPORT
(Dollar Amounts in Thousands)

CLOSE OF BUSINESS DATE	FDIC Certificate Number
3/31/2002	5208

LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)

The following information is required by Public Laws 90-44 and 102-242, but does not constitute a part of the Report of Condition. With each Report of Condition, these Laws require all banks to furnish a report of all loans or other extensions of credit to their excutive officers made since the date of the previous Report of Condition. Data regarding individual loans or other extensions of credit are not required. If no such loans or other extensions of credit were made during the period, insert "none" against subitem (a). *(Excluded the first $15,000 of indebtedness of each executive officer under bank credit card plan.)*
See Sections 215.2 and 215.3 of Title 12 of the Code of Federal Regulations (Federal Reserve Board Regulation O) for the definitions of "executive officer" and "extension of credit," respectively. Exclude loans and other extensions of credit to directors and principal shareholders who are not executive officers.

		From	RCFD	To	
a. Number of loans made to executive officers since the previous Call Report date			3561	0	a
b. Total dollar amount of above loans (in thousands of dollars)			3562	0	b
c. Range of interest charged on above loans example: 9-3/4% = 9.75)	7701	0.00%	7702	0.00%	c

Vernon B. Martin, Vice President 4/30/02

SIGNATURE AND TITLE OF OFFICER AUTHORIZED TO SIGN REPORT DATE (Month, Day, Year)